UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact November | 2023

Azul Announces Updated Outlook for 2023 and 2024

São Paulo, November 14, 2023 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, announces today an update to its expected results for 2023 and 2024, as follows:

Forward Outlook	Previous Outlook	Updated Outlook
Total ASK vs. 2022	+14%	+11%
RASK 4Q23 vs. 4Q22	Flat	+3% to +5%
EBITDA 2023¹	~R$5.5 bn	~R$5.2 bn
EBITDA 2024¹	>R$6.0 bn	~R$6.3 bn
2023 Leverage²	~3.5x	~3.7x
2024 Leverage²	~3.0x	~3.0x

¹ Excludes non-recurring items.
² Includes cash and cash equivalents, short- and long-term investments and receivables. Excludes convertible instruments.

1.	Azul expects to increase capacity by approximately 11% in 2023 compared to 2022. The adjustment in year-over-year capacity growth from 14% to 11% is mainly due to manufacturers’ delays in new aircraft deliveries and higher fuel prices.

2.	Azul expects RASK to increase approximately from 3% to 5% in 4Q23 compared to the same period in 2022, mainly due to the robust demand environment in both domestic and international markets, together with the adjustment in expected capacity.

3.	Azul estimates 2023 EBITDA to be around R$5.2 billion, lower than the previous projection as a result of the recent volatility in fuel prices and the capacity reduction, together with lower international cargo volumes.

4.	Azul expects 2024 EBITDA to be around R$6.3 billion, higher than the previous projection mainly due to the continued demand strength and a higher number of fuel-efficient aircraft entering the fleet.

5.	Azul expects leverage around 3.7x at the end of 2023 and around 3.0x at the end of 2024. The slightly higher leverage in 2023 is mainly a result of the adjustment in expected EBITDA for 2023.

In addition, the company informs that any other guidance not included in this material fact is now discontinued.

Azul will keep investors and the general market updated.

Material Fact November | 2023

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 300 non-stop routes as of September 2023. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 14, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer